BG Medicine, Inc.

610 Lincoln Street North

Waltham, Massachusetts 02451

December 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Damon Colbert

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
File No. 333-164574

Ladies and Gentlemen:

BG Medicine, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s previous acceleration request dated December 10, 2010 be withdrawn. Please call Scott Samuels or William Whelan, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours, BG Medicine, Inc.

By:	/s/ Michael Rogers
Name: Title:	Michael Rogers Executive Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission

John Reynolds, Esq.

James Lopez, Esq.

BG Medicine, Inc.

Pieter Muntendam, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Scott A. Samuels, Esq.